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                                                                       EXHIBIT 6


                     [BROADVIEW ASSOCIATES LLC LETTERHEAD]

                               February 17, 1997

                                  CONFIDENTIAL

Special Committee of the Board of Directors
MaxServ, Inc.
8317 Cross Park Dr.,
Austin, TX 78754

Dear Members of the Special Committee:

     We understand that Max Acquisition Delaware Inc. ("Purchaser"), a wholly owned subsidiary of Sears, Roebuck and Co. ("Parent"), has commenced an offer (the "Offer") to acquire all of the outstanding shares of common stock, par value $0.01 per share, of MaxServ, Inc. ("MaxServ" or the "Company"), not owned by Parent (the "Minority Shares"), for $7.00 per share (the "Offer Price"), net to the seller in cash, subject to the terms and conditions set forth in its Offer to Purchase (as defined below). As disclosed in the Offer to Purchase, upon consummation of the Offer, Purchaser and Parent intend to cause the Purchaser to be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent. The terms and conditions of the Offer are more fully described in the Offer to Purchase.

     You have requested our opinion as to whether the Offer Price is adequate, from a financial point of view, to MaxServ shareholders other than Parent.

     Broadview Associates LLC focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to the Special Committee of the Board of Directors of MaxServ (the "Special Committee") and will receive a fee from MaxServ for our services. Such fee is in large part dependent upon consummation of a transaction such as the Offer. We will also receive a fee upon delivery of this opinion.

     In rendering our opinion, we have, among other things:

     (1) reviewed the terms and conditions of the Offer to Purchase and related Letter of Transmittal (together, the "Offer to Purchase") attached as exhibits to the Purchaser's Schedule 14D-1 relating to the Offer filed with the Securities and Exchange Commission on February 4, 1997;

     (2) reviewed the financial statements of MaxServ for its fiscal years ended December 31, 1994, 1995, and 1996 audited and reported on by Price Waterhouse LLP and the unaudited financial statements of MaxServ for the three month periods ended August 31, 1996 and November 30, 1996 included within MaxServ's Forms 10-Q for such periods;

     (3) reviewed internal historical financial and operating data concerning MaxServ prepared and provided to us by MaxServ management;

     (4) discussed with MaxServ management their expectations about the Company's future financial performance and, using their assumptions and projections, constructed forecasts of financial performance based on such assumptions;

     (5) considered the fact that Parent owns 64.4% of the outstanding MaxServ common stock, and accounts for approximately 90% of MaxServ's total current revenue;
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     (6) participated in discussions with MaxServ management concerning the operations, business strategy, financial performance and prospects for MaxServ including specific discussions regarding the Company's ongoing development of MaxServNet, a comprehensive service-cycle management technology;

     (7) reviewed the reported closing prices and trading activity for MaxServ common stock;

     (8) compared certain aspects of the financial performance of MaxServ with public companies we deemed comparable;

     (9) analyzed available information, both public and private, concerning other transactions we believe to be comparable in whole or in part to the Offer;

     (10) discussed potential acquisition of all or part of the Company by third parties with the Special Committee, the full MaxServ Board of Directors, Parent and interested third parties;

     (11) discussed with Parent management its view of the strategic rationale for the acquisition of the Minority Shares;

     (12) participated in negotiations and discussions prior to commencement of the Offer among MaxServ, the Special Committee and Parent and their financial and legal advisors for a possible negotiated transaction regarding the acquisition by Parent of the Minority Shares; and

     (13) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information that was publicly available or furnished to us by MaxServ, Purchaser or Parent. With respect to the assumptions of future financial performance which we discussed with MaxServ management, we have assumed that they reflected the best available estimates and good faith judgments of the management of MaxServ as to the future performance of MaxServ. We have also assumed that MaxServ shareholders other than Parent are not compelled to sell their shares and that the shares of MaxServ will continue to trade on NASDAQ or in the over-the-counter market. We have neither made nor obtained an independent appraisal or valuation of any of MaxServ's assets.

     Based upon and subject to the foregoing, we are of the opinion that, from a financial point of view, the Offer Price is inadequate to MaxServ shareholders other than Parent because it is below the range of value at which a willing seller would sell the Minority Shares to a willing buyer when neither is under any compulsion to buy or sell.

     This opinion speaks only as of the date hereof and may be relied upon only by the Special Committee and no other person. This opinion is not intended to be and shall not constitute a recommendation to any shareholder of the Company as to whether to tender shares of Common Stock pursuant to the Offer. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld.

                                            Sincerely,

                                            Broadview Associates LLC